82-03470

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

ITC Limited

25th October, 2006

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

SUPPL

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 25th October, 2006 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 30th September, 2006 .

Yours faithfully,
ITC Limited

(ARUN BOSE)
Assistant Secretary

Encl : As above.


ITC Limited

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

✓Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st Copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

Wednesday, October 25, 2006

ITC Limited,
ITC Centre
37, J.L. Nehru Road,
Kolkata-700 071

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has despatched, during the half year ended 30th September, 2006:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 25/10/2006

Signature--------------------------

Vinod Kothari & Company
(Name of the Firm)

C P 1391
(C.P.Number)